SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Director/PDMR Shareholding

1 April 2011

AVIVA PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ('PDMRs')

Andrew Moss, Patrick Regan and Mark Hodges (Executive Directors) and John Ainley, Alain Dromer, Amanda Mackenzie and Robin Spencer (PDMRs) received awards of Free Shares in Aviva plc ordinary shares of 25 pence each under the Aviva All Employee Share Ownership Plan (the Plan) on 1 April 2011.  In accordance with the rules of the Plan these shares will be held in trust by Equiniti Share Plan Trustees Limited.

The details are as follows:

Director / PDMR	A Moss	P Regan	M Hodges	J Ainley	A Dromer	A Mackenzie	R Spencer
Shares received	689	689	689	689	689	689	689

Under the rules of the Plan, awards of Free Shares have been made to all eligible employees in the UK.

Should you have any queries concerning this announcement please contact Joanne Bujak, Group Secretarial (020 7662 2563)

Kirstine Cooper, Group General Counsel and Company Secretary
Aviva plc
London

This notification is made pursuant to Disclosure Rule 3.1.4. Aviva was notified of the above transactions on 1 April 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  1 April, 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary